                                                               EXHIBIT 12.1




                      TOYOTA MOTOR CREDIT CORPORATION

             CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                Six Months Ended        Years Ended
                                    March 31,           September 30,
                                ---------------   -------------------------
                                 2001    2000(1)   2000      1999     1998
                                ------   ------   ------    ------   ------
                                           (Dollars in Millions)

Consolidated income
   before income taxes......    $   71   $   86   $  170    $  230   $  251
                                ------   ------   ------    ------   ------
Fixed Charges
   Interest.................       726      594    1,289       940      994
      Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......        3        3        6         6        5
                                ------   ------   ------    ------   ------

Total fixed charges.........       729      597    1,295       946      999
                                ------   ------   ------    ------   ------
Earnings available
   for fixed charges........    $  800   $  683   $1,465    $1,176   $1,250
                                ======   ======   ======    ======   ======

Ratio of earnings to
   fixed charges<F1>........      1.10     1.14     1.13      1.24     1.25
                                  ====     ====     ====      ====     ====

-----------------

<F1>   TMCC has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 17 of the Consolidated Financial Statements. As of March 31, 2001, TMCC has not incurred any fixed charges in connection with such guarantees and no amount is included in any ratio of earnings to fixed charges.


(1) Unaudited

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